SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Parallax Entertainment, Inc.
                          ----------------------------
                  (Name of Small Business Issuer in Its Charter

                  Texas                                 75-2713701
      -------------------------------       -------------------------------
      (State or Other Jurisdiction of              (IRS Employer
       Incorporation or Organization)               Identification No.)

            14110 North Dallas Parkway                    75240
      ----------------------------------------          ----------
      (Address of Principal Executive Offices)          (Zip Code)

                                 (972) 726-9203
                                ----------------
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

            Title Of Each Class         Name of Each Exchange On Which
            To Be So Registered         Each Class Is To Be Registered
            -------------------         ------------------------------

                     None
            -------------------         ------------------------------

            -------------------         ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

                                   THE COMPANY

         Parallax Entertainment, Inc. is a Texas corporation formed on October 11, 1996 by Gust Kepler, its president and principal shareholder. Parallax is a music industry concern operating two separate but complimentary divisions, Parallax Records and ParallaxMusic.com. Parallax Records is a traditionally styled, independent record label that produces, licenses, acquires, promotes and distributes high quality recorded music for a variety of formats. ParallaxMusic.com is an online promotional vehicle and e-commerce solution for Musicians on the World Wide Web.

Risk Factors

         An investment in our shares involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this registration statement. This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this registration statement.

 We have a history of net losses. We expect to continue to incur net losses. We may never be profitable.

         We had accumulated deficits of $858,710 as of December 31, 2000 and $288,685 as of December 31, 1999. We incurred net losses of $570,025 in calendar year 2000. We have only been able to generate small amounts of sales revenues since inception. Unless our revenues increase substantially and we become profitable, we will most likely cease operations.

         We need substantial additional capital to continue operations.

         Since Parallax's inception, we have funded operations out of capital raised from investors. We have generated minimum sales revenues. Unless we are able to raise additional capital to continue to fund operations until our sales revenues materially increase, we will go out of business.

         Our success in the independent label division (Parallax Records) is dependent on our unproven ability to identify and put under contract recording artists that become popular with the public.

         We believe that our future success in the independent label division (Parallax Records) depends on our ability to maintain our existing artist agreements and to secure additional agreements with artists. Our business will be adversely affected by any of the following:



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         o        Inability to recruit new artists;
         o        Our existing artists do not achieve popularity:
         o        Poor performance or negative publicity of our artists


         Our success is dependent upon our ability to identify recording artists and markets with growth potential and the ability to promote such artists as they gain acceptance and become popular with the consuming public. We have four artists under exclusive recording agreements.


         Since inception through December 31, 2000, our artists have produced $72,190 in revenues. During this period, Parallax incurred $882,689 in operating expenses resulting in a $810,499 loss from operations before the additional interest expense for this period of $48,211.

         Our success in the Internet division (ParallaxMusic.com) is dependent on our unproven ability to generate revenues from our website through the sale of artist memberships and merchandise.

         We believe that our future success in Internet division of Parallax depends on our ability to generate substantial traffic to our website, charge members annual membership fees and facilitate a substantial volume of online sales. Our business will be adversely affected by any of the following:

         o        Inability to generate considerable traffic to the website.
         o        Inability to attract paying members to join the website.
         o Inability to sell a substantial volume of product on the website.
         o Products on the website do not command enough margin to make the company profitable.

         We have a limited target market for our music.

         Our artists are primarily in the alternative/rock music genre. Changing audience tastes in music could result in a decrease in the popularity of this type of music. If this occurs, we may never achieve any significant revenues.


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         We contract with others to manufacture  our records,  over whom we have no control.

         Parallax is dependent on contract manufacturers to make our records. We could experience delays in delivery of our product resulting in reduced sales and other events which may have a negative effect on our revenues.

         We are a very small entity that must compete with many much larger companies.

         The recording industry is highly competitive, and our success depends on our ability to attract and promote artists. There can be no assurance that we will be able to attract artists, or, if we are able to attract such talent, that we will be able to develop that talent successfully or in such a manner that significant sales of artist product results.

         We are a very small company in a huge industry. Many of our competitors in the record label industry have been in existence for a substantially longer period than we and most have much greater financial, marketing, personnel and other resources than Parallax.

         We are essentially a one-man company at this time.

         Our success substantially depends on the abilities and continued contributions of its President and Chief Executive Officer, Gust C. Kepler. Although we have obtained "key-man" insurance on the life of Mr. Kepler in the amount of $1,000,000, the loss of Mr. Kepler's services would have a material adverse affect on us. Further, there can be no assurance that we will be able to attract additional qualified employees or artists. Mr. Kepler founded Parallax and is essential to its growth. Currently, Mr. Kepler devotes 100% of his business time to Parallax.

         We will recoup the financial advances for recording costs that we make to our artist only if they are successful.

         As aforesaid, Parallax has recording contracts with four artists. Parallax has or will have to pay advances consistent with industry standards to secure the services of its artists. Should the artist's album not sell well, or should the artist fail to produce an album, the amount of the advance already paid to record the artists is generally not recovered. There can be no assurance that we will be able to attract additional artists, or, if we are able to attract such talent, that Parallax will be able to develop that talent successfully or in such a manner that significant sales of artist product results. There can also be no assurance that any of the recordings will produce sales revenue for Parallax, or if they do, that such revenue will be sufficient to recoup recording costs. In this regard, Parallax had a contract with an artist which has expired. We have incurred substantial costs to record that artist. It is unlikely that we will recover these advances if we cannot recoup them from continuing record sales from that artists catalogue.


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         Consumers use discretionary  funds to buy records. An economic slowdown will be bad for business.

         Parallax's results of operations will be adversely affected by economic downturns as its business is dependent on discretionary spending, which decreases during periods of economic slowdown.

         Parallax competes with other entertainment providers for discretionary spending.

         Parallax faces intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, video companies and others. In addition, many consumers are downloading records from the internet for free, wholly avoiding payments to record companies like Parallax. If this practice continues and grows, Parallax's prospects for success will be materially hindered.

         Parallax has less than 67 shareholders. We anticipate that there will not be, initially, active trading of our stock.

         We anticipate that there will not be a public market of any significance for our common stock and no assurance can be given that any trading market of any significance will develop in the foreseeable future, if at all. No assurance can be given that purchasers of common stock will later be able to sell those shares on favorable terms or at all. Parallax is not obligated to create or support a secondary market in our shares.

         Parallax has never paid dividends and anticipates not paying dividends for the foreseeable time.

         Parallax has never paid dividends on its common stock. Our ability to pay dividends on the shares is limited to our ability to earn sufficient income. Payment of dividends is subject to the discretion of Parallax's Board of Directors. The Board of Directors has not formulated a policy regarding payment of dividends. No dividends will be paid for the foreseeable future.


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         Substantial  Sales Of Our Common  Stock  Could Cause Our Stock Price To
Fall.

         If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of March 31, 2001 we have outstanding1,091,300 shares of common stock, assuming no conversion of outstanding notes, 399,300 of which are currently eligible for sale in the public market.

         Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this document potential investors should keep in mind other possible risks that could be important.

                                    BUSINESS

         Parallax Entertainment, Inc. was established and has been in operation for approximately four years. Parallax produces, licenses, acquires, markets, and distributes high quality recorded music for a variety of music formats. Parallax currently produces music for a variety of categories, including, but not limited to, rock, alternative rock, and progressive music under the Parallax Records label.

         Parallax also has an Internet division that operates under the name ParallaxMusic.com. This division provides a medium to promote artists worldwide on the Internet.

         Our operations have been established by, and include, the following:

         o Distribution Channels. During the four years of operation, Parallax has established its distribution channels through Crystal Clear Sound which enjoys national distribution with major retail stores including Warehouse Music (formerly Blockbuster Music), Best Buy and Tower Music. Our existing revenue is derived from its distribution sales via Crystal Clear Sound.

         o Record Production. Parallax has produced five records. Two of those records are by artists currently under contract with Parallax. The additional records or masters are property of Parallax and comprise back catalogue that Parallax stocks and sells.

         o Internet Sales. In May 1999, we began distributing Parallax records via a link on the internet website "Amazon.com."



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         o        Artist Membership Sales.  ParallaxMusic.com offers a micropage to subscribing artists for a yearly fee which provides them exposure and facilitates online sales of members' recorded music and logo merchandise. In addition to the membership fee Parallax also receives a commission on those sales.

         o Production and Public Relations. Parallax has secured production facilities and production personnel. In addition, our operations consist of creating product awareness and enhancing public relations. Parallax has three employees.

         Bands currently under contract with Parallax are: (i)Track 10, (ii) Tek 3 , (iii) Hellafied Funk Crew, and (iv) Novachrome . Pursuant to recording contracts between a record label, such as Parallax, and a band, the record label acquires the right to market the music recorded by the bands. A record label packages, promotes and sells pre-recorded music. In some cases, the record label locates and acquires an artist, assists with the production of a record and, finally, sells the product. A variety of different terms and provisions may be included in each recording contract. In any event, the recording contracts do not create either an employee-employer relationship or an agent or client relationship between Parallax and the band. Thus, the band contracts with Parallax may be viewed as assets. In addition, although not reflected in our financial statements, we own the intellectual property rights of the five albums produced and sold to date.

         Parallax specializes in markets that we believe, based on our own experience, industry sources, and census data, offer growth and profit potential. Parallax primarily targets alternative rock music as such a market. While we project our primary sales to be in the alternative rock music market, Parallax also expects other markets to account for a significant percentage of its net revenues.

         Our strategy for growth in the recorded music business is based on: (i) selling diversified recorded music offerings in formats with growth potential;
(ii) introducing records by established artists with a history of successful releases; and (iii) acquiring master recordings and music publishing rights from other record companies at attractive prices.

         Parallax expects to derive its income from a variety of sources, all of which are related to the production and distribution of their recorded music and ParallaxMusic.com membership sales and commissions. We take a hands on approach as an executive producer in overseeing the production of a record from start to finish which includes selection of artist's material, engaging a musical producer and or engineer, obtaining studio time, mastering recordings, and designing artwork and packaging for the finished product. Parallax distributes its records via a network of independent distributors. As a function of distributing a record, Parallax produces and promotes concerts and live shows featuring our artists. We do not represent artists in a management capacity, but do provide advice and guidance which is to the mutual benefit of the artists and the label. Parallax also derives revenue from the design, manufacture and sale of merchandise, including clothing and collectibles, via licensing agreements with our artists. As an additional potential form of revenue, we may be engaged in licensing activities involving the granting of rights to third parties in the master recordings and compositions we own.


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

ParallaxMusic.com

         Our website, ParallaxMusic.com, serves as a promotional vehicle for musicians via the Internet. The service provided by Parallax will be available to artists worldwide and will not be limited just to artists affiliated with Parallax Records. ParallaxMusic.com will provide services for artists including but not limited to individual website accessible through ParallaxMusic.com. The ParallaxMusic.com website will provide information to record labels, booking agents, management companies, and entertainment related service companies that seek information or services of musicians. Artists will pay a fee based on the extent of the package provided by ParallaxMusic.com.

         o Parallax Records Promotes ParallaxMusic.com. Parallax believes that the existing record label division will serve as a conduit and advertising vehicle for ParallaxMusic.com due to the growing popularity of Parallax Records and its current artists. ParallaxMusic.com will be promoted through a variety of vehicles to create an awareness in the music community. Product sold and distributed through Parallax Records will include informational booklets and the web address for ParallaxMusic.com. Parallax Records will distribute information about ParallaxMusic.com utilizing their signed artists as they tour nationally or internationally. This information will be in the form of booklets, banners, and occasionally the inclusion of ParallaxMusic.com information in radio commercials. Parallax believes that this form of grass roots promotion will be very effective in reaching the prospective acts that will utilize these services.

         o Artists' Submissions to Parallax Records. Parallax Records receives numerous submissions from artists from a variety of genres and geographical locations interested in obtaining recording contracts from the record label. Due to budget limitations and obligations to current artists, it is unlikely that Parallax can sign additional artists in the immediate future. The other hopefuls are informed either verbally or by mail that we cannot offer them a recording contract. Parallax intends to use this frequent contact with the artists that are not accepted by the label to inform them about ParallaxMusic.com. If the artist elects to list with ParallaxMusic.com, the services provided can assist them in finding other prospective record labels, management, booking agencies, and other entertainment industry related music companies. It will also serve as a database for Parallax Records to contact the artist in the event that there is a future opportunity for the artist with the label.


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         o        Promotions and Incentive Programs.  ParallaxMusic.com will use contests, special events and product giveaways to entice prospective artists to join the ParallaxMusic.com website. Referral fee and commission programs will be implemented to reward members of ParallaxMusic.com for bringing additional members to the website.



The ParallaxMusic.com website will generate revenue for Parallax by:

         o Membership Fees. Artists will pay a membership fee in return for posting their information on the ParallaxMusic.com website. A variety of packages starting at $100.00 are available to artists.

         o Target Market Information Sales. Parallax intends to sell information gathered on its website database. Parallax believes this target market information will be in great demand by music industry concerns and other companies outside the music or entertainment industries.

         o Web Advertisement. Parallax intends to sell space on the ParallaxMusic.com website in the form of paid links and banner advertisements to various entities wishing to advertise to the musically oriented target market on the Internet.

         The ParallaxMusic.com website will work in conjunction with Parallax Records in a symbiotic fashion. Parallax believes that the record label division will serve as a dynamic promotional vehicle for the website and conversely, the website will generate significant revenue for us. The website will also give Parallax Records a powerful, low cost tool for seeking, recruiting, and scouting new artists.

         The ParallaxMusic.com website officially started in September, 2000. However to date, it has not generated any significant revenue.


Competition

         The music industry is highly competitive and comprised of approximately six major recorded music companies which dominate the 12 to 14 billion dollar recording industry along with their subsidiary labels: (1) Time/Warner; (2) Sony Music Group; (3) Bertelsmann Music Group; (4) Polygram; (5) Thorn-EMI; and (6) Universal Records Group. In addition, there are many smaller independent labels. In Texas alone there are approximately 500 independent labels.




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         We believe our principal  competitors are other independent  labels and music related  websites.  Many of the competing  labels are larger than Parallax
and  have  greater  financial  resources  and  distribution   capabilities.   We
anticipate that competition for sales of recordings, merchandise and live show tickets will be based almost entirely upon the popularity of the artist and the particular recording. The number of units sold depends upon the demand for a particular recording. Similarly, sales prices for merchandising of clothing and collectibles are set at levels within the industry norm and the volume determined by the popularity of the artist. Competition and pricing for the sale of copyrighted works are determined on a case by case basis, also dependent on the popularity of the artist.

         Parallax intends to utilize radio promotion, in store point of purchase vehicles, radio advertising and industry media to promote its artists. Parallax anticipates selling products at live concert venues and to utilize independent record promoters to assist in obtaining radio air play in major markets to increase product awareness and sales. Additionally, we intend to work with distributors to implement promotions at retail sites to increase product sales. With respect to our competitors, Parallax has not, and will not, rule out a joint venture with a major label in the event such an arrangement would benefit us financially in the long term.

Introduction To The Artists

         We currently have four artists under contract which Parallax believes, based on its experience, third party critics, growing public following, and major label interest are very marketable within their respective genres of music. These artists are Track 10, Tek 3, Hellafied Funk Crew, and Novachrome.




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Track 10

         Track 10 is a four member band. Track 10's music is best described as alternative rock or pop rock. The band is very young as the oldest member is 21. Parallax believes that this band is marketable because of their youthful image and innovative brand of alternative rock. Track 10's first CD under the Parallax label is scheduled to be released mid-April, 2001.

TEK 3

         Tek 3 is a three member band. Tek 3's music is a hybrid of rock, rap, and techno music. Parallax believes that the combination of those three elements makes Tek 3 unique and marketable. Tek 3 is in the studio now recording its debut release on Parallax Records.

Hellafied Funk Crew

         The Hellafied Funk Crew is our most developed artist. With an audience located primarily in the Dallas/Fort Worth area of Texas, their popularity is spreading rapidly throughout the Southwest and Midwest. Hellafied Funk Crew is comprised of five members, and their music is a hybrid or fusion involving elements of rap and hip-hop lyrics, funk grooves, and heavy rock guitar sounds. Currently this hybrid of rock and hip-hop is one of the most popular types of music in the rock category. Parallax believes that Hellafied Funk Crew's version of this music is more innovative and appealing than other acts that are now very successful in this genre of music.

Novachrome

         Novachrome is a five member band. Novachrome's music is both current and retrospective combining the sounds of today's alternative rock music with elements of the late 1970's and early 1980's punk rock era. Parallax believes this unique combination of guitar driven rock and layered vocal harmonies appeal to today's alternative rock audience.








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                              MARKETING STRATEGIES

         Because of our limited resources and the lack of success of the artists we presently have under contract, our marketing strategies have mainly not been implemented. However, if we are able to obtain the necessary financial resources and one of our artists becomes popular, these are the strategies that we intend to utilize.

Conventional Marketing Strategies

         Parallax intends to utilize conventional marketing vehicles used by record labels to promote their artists. These vehicles include radio promotion and advertising, print advertising, and music videos.

Radio Promotions

         Parallax plans to hire an independent record promoter to promote a selected artist in strategic markets. The record promoter acts as a liaison between Parallax and the program directors at various radio stations. The ultimate goal of a record promoter is to obtain air play for the artist. The industry term for repeat air play is "being in rotation". Once an artist is in rotation in a market, we believe that the continuous exposure when coupled with other marketing strategies, will drive record sales.

Radio Advertising

         Parallax may also advertise an artist by purchasing radio spots in various target markets. Many times the product of an artist is advertised in conjunction with a live show by that artist in that market. Parallax has used this strategy in pilot markets and plans to expand this form of advertising to multiple markets.

Print Media

         Parallax may elect to promote its artists using various print media. Examples of print media include posters, flyers, stickers, billboards, advertisements in music publications, and advertisements in industry or general publications.

Music Videos

         We may elect to promote our artist via music videos. Music videos are an effective tool to introduce a band to the public. Many television shows specialize in music videos such as MTV and VH1. Parallax also anticipates the formation of many Internet video programs as streaming video technology continues to improve. Music videos are a very effective way of introducing the artist's image and music to a large target audience.


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Tour Support

         Parallax believes, based on its experience, that one of the best marketing strategies to promote an artist is live performances. It is necessary for an artist to tour on a regional or national level to build a following and increase its fan base. Parallax currently assists its artists with tour support and related promotions. Tour support includes paying transportation and lodging costs, artist per diem, promotional expenses, and other related expenses not covered by revenue generated from the live performances.

RETAIL MARKETING

         Parallax plans to have a strong product presence in retail stores specializing in music. Management intends to be very creative within the retail outlets to entice potential customers to listen to and ultimately purchase our product.

Point of Sale Displays

         We will use large high impact point-of-purchase displays to create in store awareness of our artists. In today's music retail market, almost all retail outlets selling music have listening stations. Listening stations are stereo systems in the store that allow potential customers to listen to product through headphones. Parallax feels that a product presence within the store incorporated with large color displays creates curiosity and will entice store customers to listen to the artist's music in the store at the listening stations. Parallax believes that a reasonable number of these listeners will ultimately purchase the product.

Interactive POP Displays

         Parallax is also designing an interactive display system that dispenses product and also allows the retail customer to view still photos, video clips, and listen to sound bytes of the artist or artists. This display system is currently in the development phase. Parallax plans to complete prototypes and test them in select strategic markets to determine their impact on sales. We intend to be the first record label to introduce this interactive display system at a retail level.





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INTERNET MARKETING

         We believe the advent of the Internet will revolutionize the music industry and greatly benefit independent record labels. Parallax has a website and the web address is www.parallaxrecords.com. In addition, Parallax plans to utilize specific areas of the Internet to promote its artists and products.

Amazon.com

         Parallax has a vendor agreement with Amazon.com to sell compact discs via the World Wide Web. Amazon.com is the largest online retailer of books and compact discs. We have a direct link from our web site to Amazon.com to expedite purchases by potential customers. Parallax believes that Amazon.com will alleviate gaps in distribution and serve as a worldwide source and distribution arm for our products.

Broadcast.com

         Parallax has and will continue to broadcast selected live performances by its artists via Broadcast.com. Broadcast.com is the world's largest leading aggregation and broadcaster of streaming media programming on the world wide web. Parallax benefits greatly from these live broadcasts as they reach a potential world wide audience. Broadcast.com and Parallaxrecords.com share reciprocal links during live events featuring our artists hosted by Broadcast.com. These links create a pathway for the Broadcast.com listener to purchase products from our online as well as drive an enormous amount of web traffic to our website. Parallax believes that Broadcast.com has a growing audience and will serve as an international promotional tool to introduce our artists worldwide.

Backlog

         We have no backlog of written firm orders for products and/or services as of March 31, 2001.

         Sales of our records are not seasonal in nature. Typically, sales increase following the release of a new record or a large promotional campaign. Parallax has no backlog. Backlogs are not characteristic of our industry.

Employees

         Parallax currently has four employees: (i) Gust C. Kepler, President and Chief Executive Officer, (ii) William R. Kepler, Vice President - Operations, (iii) Jason Abbott, Art Director and Promotions and (iv) Kim Donovan, Controller.



PAGE-14

         Parallax does not currently offer a 401(k) retirement plan or employee stock options. However, we intend to offer these benefits in the future, as Parallax believes its success is directly tied to its employees and Parallax desires to continue to attract and retain the best available talent in the market. Employee health insurance is not currently paid for by us.

         None of our employees are subject to collective bargaining agreements, nor are there any plans for such agreements in the future. In addition, there have been no employee strikes in our history, nor are there any current threats of such strikes.

Property

         Parallax leases office space on a month-to-month basis for $1,403 per month from a company owned by the principal shareholder of Parallax. Parallax believes that this arrangement is no less favorable to Parallax than is available from unrelated third parties.

         Parallax does not intend to acquire any properties in the immediate future.

Intellectual Property Rights

         Our operations are highly dependent upon intellectual property rights to our records and merchandise. Our master recordings are protected by international copyright laws including those in the United States and Texas. Under these laws, master recordings cannot be reproduced without contractual consent from the owners of such property.

         Parallax has entered into contracts with the following bands:

                  Track 10. An Exclusive Recording Artist Agreement dated as of January 20, 1999 by and between Parallax and Joseph J. Donnelly, Joshua
         J. Sweley, and Kyle W. Van Vleet both individually and jointly, and p/k/a Slappy Yellow (to be known in the future as Track 10) (the "Track 10 Agreement"). The Track 10 Agreement provides that, among other things, Track 10 agrees to produce and deliver to us master recordings comprising sound alone sufficient to comprise one album during the initial period and one album during each of the three option periods. The term of the initial period expired. The three option periods extend the terms of the Track 10 Agreement for further periods commencing upon the expiration of the initial period and expiring twelve (12) months after delivery to Parallax of one album during each of the three option periods. Under the Track 10 Agreement, one album has been completed.

                  Tek 3 An Exclusive Recording Artist Agreement dated as of November 11, 2000 by and between Parallax and Jamie Coffee, Niel Swanson, Justin Jones individually and jointly, and p/k/a Tek 3 (the "Tek 3 Agreement"). The Tek 3 Agreement provides that, among other things, Tek 3 agrees to produce and deliver to us master recordings comprising sound alone sufficient to comprise one album during the initial period and one additional album during each of the two option periods. The term of the initial period shall expire nine (9) months after delivery to Parallax of one album during the initial period. The two option periods extend the terms of the Tek 3 Agreement for further periods commencing upon the expiration of the initial period and expiring nine (9) months after delivery to Parallax of one additional album during each of the two option periods. Under the Tek 3 Agreement, Tek 3 has begun recording their first record.


PAGE-15

                  Hellafied Funk Crew. An Exclusive Recording Artist Agreement dated as of February 9, 1997 by and between Parallax and Charles Treadwell, Ryan Pyffer and Bob Kakaha, both individually and jointly, and p/k/a Hellafied Funk Crew (the "HFC Agreement"). The HFC Agreement provides, among other things, that Hellafied Funk Crew agrees to produce and deliver to Parallax master recordings comprising sound alone sufficient to comprise one album during the initial period and one additional album during each of the two option periods. The term of the initial period shall expire nine (9) months after delivery to Parallax of one album during the initial period. The two option periods extend the terms of the HFC Agreement for further periods commencing upon the expiration of the initial period and expiring nine (9) months after delivery to Parallax of one additional album during each of the two option periods. Under the HFC Agreement, one album has been completed and a second one is in progress.

                  Novachrome. An Exclusive Recording Artist Agreement dated as of July 31, 1998 by and between Parallax and Johnny Hawkins and Craig Reeves, both individually and jointly, and p/k/a Novachrome (the "Novachrome Agreement"). The Novachrome Agreement provides that, among other things, Novachrome agrees to produce and deliver to Parallax master recordings comprising sound alone sufficient to comprise one album during the initial period and one additional album during each of the two option periods. The term of the initial period shall expire six
         (6) months after delivery to Parallax of one album during the initial period. The two option periods extend the terms of the Novachrome Agreement for further periods commencing upon the expiration of the initial period and expiring nine (9) months after delivery to Parallax of one additional album during each of the two option periods. Under the Novachrome Agreement, one album has been completed.





PAGE-16

                                   REGULATION

         Parallax management does not foresee any material effects of federal, state or local regulation on any aspect of Parallax's operations.

                         MANAGEMENT'S PLAN OF OPERATION

         As of the date of this registration statement, we have not raised sufficient funds to implement fully our marketing strategies.

         For fiscal year ended December 31, 1999 Parallax incurred a net loss of ($82,385) or ($0.11) per share; and for fiscal year ended December 31, 2000, a net loss of ($570,025) or ($0.68) per share.

         As of December 31, 2000, Parallax had a deficit book value of ($68,005) or ($0.08) per share.

         We have incurred losses primarily because we have generated very little revenue from record sales or any other source to cover normal operation expenses. In order to address the causes underlying the losses, as an additional potential form of revenue, Parallax may license to third parties the master recordings and compositions it owns. In addition, Parallax intends to differentiate itself in order to effectively compete with those labels which seek only to license or sell rights to the major labels by manufacturing, distributing and promoting products at the retail level. Parallax intends to utilize radio promotion, in store point of purchase vehicles, radio advertising and industry media to promote its artists. Parallax anticipates selling products at live concert venues and to utilize independent record promoters to assist in obtaining radio air play in major markets to increase product awareness and sales. Additionally, Parallax intends to work with distributors to implement promotions at retail sites to increase product sales.

         Parallax anticipates having cash flow or liquidity problems in the next 12 months. Parallax may be required to reduce its planned operations if we are unable to raise additional capital. At present, Parallax is not in default or in breach of any lease or any other obligation or indebtedness, except for $28,500 in 18% senior secured convertible notes that are past due and interest has not been paid. However, Parallax has not received any default letters or other communications from the holders of the past due notes. At present, we have no significant amount of trade payables that have not been paid within the stated trade term. Parallax is not presently subject to any unsatisfied judgments, liens or settlement obligations.

         If we are unable to raise sufficient working capital of at least $1,500,000 Parallax may reduce its planned operations and implement its further development at a reduced scale and a lesser pace, resulting in smaller sales volumes than currently planned. There can be no assurance that we will be able to raise additional funds on favorable terms, if at all.


PAGE-17

MANAGEMENT

Chief Executive Officer:

Name:  Gust Charles Kepler
Title: President and Chief Executive Officer
Age:   36

Office Street Address:
14110 N. Dallas Parkway
Suite 130
Dallas, Texas 75240
Telephone No.: (972) 726-9203

         Mr. Kepler is the founder, President and Chief Executive Officer of Parallax. Mr. Kepler currently manages all aspects of Parallax including sales, marketing, production, contracts and distribution. Mr. Kepler has extensive knowledge and experience in the music and entertainment industries. Mr. Kepler's involvement in the music industry began in 1977 when he joined his first rock band at age 13. After playing in various bands throughout high school, Mr. Kepler played and produced various projects between 1985 and 1987. Mr. Kepler produced his first complete record for the band Lead in 1994. In 1996, Mr. Kepler founded Parallax, released a retrospective record by Fever In The Funkhouse and released a second complete record by the critically acclaimed artist Reed Easterwood. Mr. Kepler was and still is directly responsible for all production, packaging, marketing and promotion of the Parallax records and compact discs. Mr. Kepler devotes 100% of his time managing Parallax.

         Mr. Kepler previously served as President and CEO of Glance Toys, Inc., a Texas corporation and a sport toy company he founded in 1995. In this position, Mr. Kepler was involved in all financial decisions, sales and marketing, product development, oversight of daily operations, the implementation of systems and public relations. Today Mr. Kepler remains a principle of that company. Mr. Kepler has several years experience in positioning, marketing and distributing products to retail stores. Glance Toys, Inc. sells its products to WalMart, Toys-R-Us International, Target and a number of grocery stores, distributors and convenient store chains on a national level.

         Prior to his position with Parallax, Mr. Kepler was a managing partner of Gust Properties, a Dallas-based real estate concern.



PAGE-18

         Mr. Kepler completed High School at Plano Senior High School in 1983 and one year of college at Southwest Texas State University.

         Mr. Kepler is the sole director of Parallax.

         Mr. Kepler's compensation for the past three years has been :

                  Year                   Salary
                  ----                   ------

                  1998                   $0.00
                  1999                   $0.00
                  2000                   $0.00

         Mr. Kepler has not received any other form of compensation from Parallax.

         Parallax does maintain key-man life insurance in the amount of $1,000,000 for Gust Kepler. If Mr. Kepler became unable to serve, then it is most likely that Parallax would wind up its affairs and discontinue operations.

Chief Operating Officer:

Name:  William R. Kepler
Title: Vice President - Operations
Age:   30
Office Street Address:
14110 N. Dallas Parkway
Suite 130
Dallas, Texas 75240
Telephone No. (972) 726-9203

         As Parallax's Vice President - Operations, Mr. Kepler is responsible for oversight of the daily operations at Parallax Entertainment, Inc. His position entails all aspects of office management, marketing, promotion, and inventory control. He works full time for Parallax.

         Mr. Kepler has extensive knowledge of the music and entertainment industries. He obtained a Bachelor of Arts and Science degree in Radio, Television and Film from the University of North Texas. While attending the University of North Texas, William Kepler obtained an internship position at the campus radio station (KNTU). As an intern, William Kepler was exposed to promotional techniques by major record labels and the mechanics employed by a radio station to report and chart music. William Kepler also worked as a booking agent for the Dallas live music venue, The Pound. While working at The Pound, William Kepler gained experience in the live music performance industry including hiring bands, writing contracts, hiring sound personnel and promoting the live shows.


PAGE-19

         Mr. Kepler also serves as President of Internet Consulting Unlimited, a web- commerce company based in Dallas.

Chief Financial Officer:


Name:  Kim Donovan,
Title: Controller
Age:   30
Office Street Address:
14110 N. Dallas Pkwy; Suite 130
Dallas, TX, 75240
Telephone No.: (214) 697-1100

         Ms Donovan has been Controller for Parallax Records and Parallax Entertainment, September 1998 to present. Prior to that time she was an independent consultant. As our Controller, Ms. Donovan is responsible for all aspects of accounting.

Education (degrees, schools, and dates): University of Hawaii, B.B.A. in Accounting in May 1994.

                             PRINCIPAL STOCKHOLDERS




                                                          Shares         Percent
                                       Class of           Owned            of
         Name                          Shares          Beneficially       Class
         ----                          --------        ------------      -------

         Gust C.  Kepler                Common            622,000        56% (1)

         William R. Kepler              Common             10,000         0.9%

         Office Street Address:
         14110 N.  Dallas Parkway
         Suite 130
         Dallas, Texas 75240

         Officers and                   Common            632,000        57%
         directors                                                       (1)
         as a group
         (2 persons)


                            ------------------------

(1) Assumes conversion of $28,500 in principal amount of 18% senior convertible notes into 22,800 shares of common stock.

PAGE-20

                MANAGEMENT RELATIONSHIPS AND CERTAIN TRANSACTIONS

         Gust C. Kepler and William R. Kepler are brothers.

         Since Parallax's inception, Gust Kepler, its President and principal shareholder, has made non-interest bearing loans to Parallax in the aggregate principal amount of $89,142 for working capital. As of December 31, 2000, Parallax owed a balance of $13,060 to Gust Kepler.

         Parallax leases office space on a month-to-month basis for $1,403 per month from a company owned by Mr. Kepler. We believe that this arrangement is no less favorable to Parallax than is available from unrelated third parties.









PAGE-21

                           DESCRIPTION OF COMMON STOCK

         Parallax has authority to issue 10,000,000 shares of common stock, par value $0.01 per share. Holders of common stock are entitled to one vote per share and to receive dividends or other distributions when and if declared by the board of directors. As of March 31, 2001, there were 1,091,300 shares of common stock outstanding held by 67 shareholders of record.

                           MARKET FOR OUR COMMON STOCK

         Our common stock is not traded. We have applied to the NASD to have our common stock traded on the OTC Bulletin Board.

         As of March 31, 2001, we have 1,091,300 shares of common stock issued and outstanding and held by 67 shareholders of record. Of these 1,091,300 outstanding shares, 399,300 shares could be sold under Rule 144 assuming the requirements of Rule 144 are met.

         Holders of restricted securities must comply with the requirements of Rule 144 in order to sell their shares in the open market. In general, under Rule 144 as currently in effect, any affiliate of Parallax and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year would be entitled to sell in the open market, within any three-month period, a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of Parallax's common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about Parallax. Non-affiliates who have held their restricted shares for two years are entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates of Parallax for the three months preceding such sale.

         In addition, each of the promoters of Parallax have entered into Lock-In Agreements with Parallax agreeing not to offer, sell, contract to sell or otherwise dispose of any promotional shares of Common Stock, an aggregate of 632,000 shares, for a period of at least two years ending March 1, 2002. Pursuant to the Lock-In Agreements, thereafter, 2.5% of promotional shares held in escrow may be released each quarter pro rata among the promoters, and all remaining promotional shares shall be released from escrow on March 1, 2004.




PAGE-22

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Articles of Incorporation of Parallax provide that Parallax shall indemnify and hold harmless directors, officers, employees and agents to the extent permitted by the Texas Business Corporation Act and may purchase and maintain liability insurance for such persons. Therefore, we may indemnify our officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of us unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. We may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determine that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if we are so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         From June 1996 through March 1998, we made a private placement offering to 11 accredited investors for $89,500 in principal amount of 12% and 18% senior secured convertible notes. Such notes were issued in exchange for cash, consulting services, and for other services rendered. The sale of these notes were made in reliance upon Section 4(2) of the Securities Act, and Rule 506 pursuant to Regulation D, promulgated thereunder, as an offering only to accredited investors, and Rule 701 which provides for an exemption for offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation.

         In March, 2000, Parallax made a SCOR offering of 100,000 shares of common stock to 32 investors at a price of $5 per share. 77,850 of these shares were sold for $389,250 in cash to 18 investors (less costs of issue totaling $10,695) and 22,150 shares were sold to 14 investors for $110,750 in services to Parallax. The offering was registered with the Texas Securities Board. Parallax relied on Rule 504 of Regulation D as its exemption from registration under the federal Securities Act of 1933.

         In December, 2000, Parallax opened a second SCOR offering of 250,000 shares of common stock to accredited investors at a price of $2.00 per share. Of the 250,000 shares 142,500 shares have been sold and 107,500 shares remain available for sale. This offering was also registered with the Texas Securities Board. Parallax relied on rule 504 of Regulation D as its exemption from the registration requirements of the Act.


PAGE-23

                                INDEX TO EXHIBITS



3.1 Certificate and Articles of Incorporation of Parallax filed with the Texas Secretary of State.

3.2      Bylaws of Parallax.

10.1 Exclusive Recording Artist Agreement dated as of February 9, 1997 between Parallax and the Hellafied Funk Crew band.

10.2 Exclusive Recording Artist Agreement dated as of October 25, 2000 between Parallax and the Track 10 bank.

10.3     Exclusive Recording Artist Agreement dated as of July 31, 1998

10.4 Exclusive Recording Artist Agreement dated as of November 11, 2000 between Parallax and the TEK3 band.








PAGE-24

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Parallax Entertainment, Inc.

Date: April 23, 2001                   By: /s/ Gust Kepler
                                           -------------------------------------
                                           Gust Kepler
                                           President and Chief Executive Officer








PAGE-25

                          PARALLAX ENTERTAINMENT, INC.

                              FINANCIAL STATEMENTS

                           December 31, 2000 and 1999





















                                      with
                          Independent Auditors' Report

                          PARALLAX ENTERTAINMENT, INC.

                      INDEX TO AUDITED FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Independent Auditors' Report.................................................F-2

Balance Sheets at December 31, 2000 and 1999.................................F-3

Statements of Operations for the Years Ended
         December 31, 2000 and 1999..........................................F-4

Statements of Changes in Stockholders' Deficit
         for the Years Ended December 31, 2000 and 1999......................F-5

Statements of Cash Flows for the Years Ended
         December 31, 2000 and 1999..........................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Parallax Entertainment, Inc.

We have audited the accompanying balance sheets of Parallax Entertainment, Inc. as of December 31, 2000 and 1999 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallax Entertainment, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and its working capital deficit and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.






                                                Jackson & Rhodes P.C.


Dallas, Texas
February 28, 2001


                          PARALLAX ENTERTAINMENT, INC.
                                 BALANCE SHEETS
                           December 31, 2000 and 1999

                                     Assets

                                                                               2000         1999
                                                                             ---------    ---------
Current assets:
      Accounts receivable, trade                                             $  10,500    $    --
      Receivables from related parties                                          10,998       10,399
      Advances to bands                                                         44,703          715
      Inventory                                                                  1,746        2,101
                                                                             ---------    ---------
           Total current assets                                                 67,947       13,215
                                                                             ---------    ---------

Furniture and equipment                                                         17,592        7,592
Less accumulated depreciation                                                   (7,410)      (4,045)
                                                                             ---------    ---------
                                                                                10,182        3,547
                                                                             ---------    ---------

Other assets:
      Deposits                                                                   1,317        1,317
                                                                             ---------    ---------
                                                                             $  79,446    $  18,079
                                                                             =========    =========

                      Liabilities and Stockholders' Deficit

Current liabilities:
      Bank overdraft                                                         $   1,314    $   8,936
      Accounts payable                                                          41,162       50,294
      Accrued expenses                                                          52,915       38,442
      Payable to principal stockholder                                          13,060       51,692
      Notes payable                                                              8,500        8,500
      Current portion of convertible notes payable                              30,500       70,500
                                                                             ---------    ---------
           Total current liabilities                                           147,451      228,364

Convertible notes payable                                                         --         21,000
                                                                             ---------    ---------
           Total liabilities                                                   147,451      249,364
                                                                             ---------    ---------

Commitments and contingencies (Note 7)                                            --           --

Stockholders' deficit:
      Common stock, $.01 par value, 10,000,000 shares authorized,
           888,800 and 740,000 shares issued and outstanding, respectively       8,888        7,400
      Additional paid-in capital                                               781,817       50,000
      Accumulated deficit                                                     (858,710)    (288,685)
                                                                             ---------    ---------
           Total stockholders' deficit                                         (68,005)    (231,285)
                                                                             ---------    ---------
                                                                             $  79,446    $  18,079
                                                                             =========    =========




                 See accompanying notes to financial statements.
                                       F-3

                          PARALLAX ENTERTAINMENT, INC.
                            STATEMENTS OF OPERATIONS
                     Years Ended December 31, 2000 and 1999



                                               2000         1999
                                             ---------    ---------

Revenues                                     $  31,430    $  25,074
                                             ---------    ---------

Expenses
       Cost of sales                            11,483        4,028
       Recording costs                          19,791        8,485
       Selling, general and administrative     375,135       78,526
       Debt conversion expense (Note 5)        183,000         --
                                             ---------    ---------
            Total expenses                     589,409       91,039
                                             ---------    ---------

            Loss from operations              (557,979)     (65,965)


Interest expense                               (12,046)     (16,420)
                                             ---------    ---------


       Net loss                              $(570,025)   $ (82,385)
                                             =========    =========


Basic loss per common share                  $   (0.68)   $   (0.11)
                                             =========    =========

Weighted average number of
       common shares outstanding               844,429      740,000
                                             =========    =========







                 See accompanying notes to financial statements.
                                       F-4


                          PARALLAX ENTERTAINMENT, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                     Years Ended December 31, 2000 and 1999



                                         Common Stock       Additional
                                    ---------------------    Paid-in   Accumulated
                                      Shares    Par Value    Capital     Deficit       Total
                                    ---------   ---------   ---------   ---------    ---------
Balance, December 31, 1998            740,000   $   7,400   $    --     $(206,300)   $(198,900)

Conversion of stockholder advance
  to additional paid-in capital          --          --        50,000        --         50,000

Net loss                                 --          --          --       (82,385)     (82,385)
                                    ---------   ---------   ---------   ---------    ---------

Balance, December 31, 1999            740,000       7,400      50,000    (288,685)    (231,285)

Conversion of notes payable
  to common stock                      48,800         488     243,512        --        244,000

Stock issued for services              22,150         221     110,529        --        110,750

Stock issued for cash                  77,850         779     377,776        --        378,555

Net loss                                 --          --          --      (570,025)    (570,025)
                                    ---------   ---------   ---------   ---------    ---------

Balance, December 31, 2000            888,800   $   8,888   $ 781,817   $(858,710)   $ (68,005)
                                    =========   =========   =========   =========    =========






                See accompanying notes to financial statements.
                                       F-5


                          PARALLAX ENTERTAINMENT, INC.
                            STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 2000 and 1999

                                                                 2000         1999
                                                               ---------    ---------
Cash flows from operating activities:
      Net loss                                                 $(570,025)   $ (82,385)
      Adjustments to reconcile net loss to net
         cash provided by operating activities:
         Depreciation                                              3,365        1,244
         Debt conversion expense                                 183,000         --
         Stock issued for services                               110,750         --
         Changes in assets and liabilities:
             Accounts receivable, trade                          (10,500)        --
             Receivables from related parties                       (599)      (9,560)
             Receivables from band members                       (43,988)        (715)
             Inventories                                             355          276
             Prepaid expenses                                       --            256
             Accounts payable                                     (9,132)      24,095
             Accrued expenses                                     14,473       17,999
                                                               ---------    ---------
                Net cash used by operating activities           (322,301)     (48,790)
                                                               ---------    ---------

Cash flows from investing activities:
      Additions to equipment                                     (10,000)        (872)
                                                               ---------    ---------

Cash flows from financing activities:
      Bank overdraft                                              (7,622)       5,352
      Proceeds from issuance of common stock                     378,555         --
      Proceeds from advances from principal stockholder, net     (38,632)      33,810
      Proceeds from notes payable                                   --          8,500
      Proceeds from convertible notes payable                       --          2,000
                                                               ---------    ---------
                Net cash provided by financing activities        332,301       49,662
                                                               ---------    ---------

Net change in cash and temporary investments                        --           --

Cash and temporary investments at beginning of year                 --           --
                                                               ---------    ---------

Cash and temporary investments at end of year                  $    --      $    --
                                                               =========    =========


Supplemental disclosures of cash flow information:

      Interest paid                                            $    --      $    --
                                                               =========    =========

Non-cash transactions:
      During the year ended December 31, 2000, the Company converted $61,000 of convertible debt into 48,800 shares of common stock.

      During the year ended December 31, 1999, the Company converted the shareholder advance of $50,000 into additional paid-in capital.


                 See accompanying notes to financial statements.
                                       F-6

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements
                           December 31, 2000 and 1999


1.       Summary of Significant Accounting Policies

         Description of Business

         Parallax Entertainment, Inc. (the Company) is a Texas corporation formed on October 11, 1996. The Company's business plan is to produce, license, acquire, market and distribute high quality recorded music for a variety of music formats, including, but not limited to, rock, alternative rock and progressive music under the Parallax Records label.

         Basis of Presentation

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company is reporting cumulative net losses since inception of $858,710 as of December 31, 2000. The following is a summary of management's plan to raise capital and generate additional operating funds.

         The Company successfully raised approximately $378,555 prior to December 31, 2000. Currently, the Company has a second SCOR offering of 250,000 shares of common stock available to accredited investors at a price of $2.00 per share. Of the 250,000 shares 142,500 have been sold totaling an additional $285,000 in capital paid to the Company as of March 31, 2001. There are presently 107,500 shares remaining available for sale. This offering was registered with the Texas Securities Board. Parallax relied on rule 504 of Regulation D as its exemption from the registration requirements of the Act.

         The Companies success relies on its ability to derive revenues from the sale of the recorded music of its signed artists and memberships to its website. If the Company is unable to do this through the Management's Plan of Operation it will not be successful. The Company may be required to reduce its planned operations if it is unable to raise additional capital of at least $1,500,000. Without additional capital the company will have to implement its further development at a reduced scale and a lesser pace, resulting in a smaller sales volume than currently planned. There can be no assurance that the Company will be able to raise additional funds on favorable terms, if at all.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (Continued)

         Use of Estimates and Assumptions

         Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Statement of Cash Flows

         For statement of cash flow purposes, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

         Statement of Cash Flows

         For statement of cash flow purposes, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

         Furniture and Equipment

         Furniture and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years.

         Inventory

         Inventory consists of promotional merchandise and compact disk of music by the Company's recording artists and is recorded at the cost (lower of first-in, first-out) or market value.

         Advertising Expense

         Advertising expense is charged to expense in the year incurred. Total advertising and promotional expense for the years ended December 31, 2000 and 1999, amounted to $55,486 and $18,313, respectively.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (Continued)

         Advance Royalties and Recording Costs

         Advance royalties and recording costs have been charged to expense as incurred because, based on performance and current popularity of the Company's artists, it is not possible to determine if the advances and recording costs will be collectible from future royalties.

         Net Loss Per Common Share

         Basic net loss per share is computed using the weighted average shares outstanding during each period. Diluted loss per share is not presented because the effect of conversion of the notes payable would be antidilutive.

         Income Taxes

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 utilizes the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.       Related Parties

         The Company leases office space on a month-to-month basis from a company owned by the principal stockholder of the Company. Rent expense amounts to $1,403 per month.

         Related  party  receivable  and  payables  are   non-interest   bearing
         advances.

3.       Income Taxes

         The Company has net operating loss carryforwards for tax purposes of approximately $665,000 at December 31, 2000. This carryforwards will expire, if not utilized, in 2011-2015. At December 31, 2000 and 1999, the Company had a deferred tax asset of $225,000 and $92,000, respectively, attributable to the loss carryforward which was offset entirely by a valuation allowance of an equal amount.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


4.       Notes Payable

         In February 1999, the Company borrowed $8,500 from an investor in accordance with a note that is unsecured, earns interest at 12 percent per year and was due on February 15, 2000. At December 31, 2000, the
         note is unpaid.

5.       Convertible Notes Payable

         The convertible notes payable earn interest at 12 percent and were due at various dates through December 29, 1999. The interest rates on the convertible notes increased to 18% after the notes became past due. The notes are collateralized by the Company's inventory and the Company's royalty, publishing, copyright, trademark, mechanical, reproduction or other rights the Company may have in and to any song, record, album, lyrics, music or combination thereof of any artist, group or band of musicians.

         The notes are convertible at the option of the holders into common stock of the Company at the rate of $5.00 principal amount of note for four shares of common stock. The election to convert must be made on or before approximately October 18, 2000. During the year ended December 31, 2000, the Company converted $61,000 into 48,800 shares of common stock. The Company recorded $183,000 in expense because the Company changed the conversion rate from $5 per share, which was the fair market value, to $1.25 per share.

         As of December 31, 2000 and 1999, the Company was delinquent in paying interest on all of the notes and all of the notes were past due.

         At December 31, 1999, one of the notes, in the amount of $15,000, was payable to a relative of the principal stockholder of the Company and the Company had signed agreements to convert $21,000 of notes into common stock.

6.       Stockholders' Equity

         During the year ended December 31, 2000, the Company sold 77,850 shares of its previously unissued common stock at $5 per share pursuance to a "Small Business Offering Registration" (Form U-7). Offering costs were approximately $10,000. The proceeds of this offering were used to reduce accounts payable and other current liabilities and to provide working capital.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


6.       Stockholders' Equity (Continued)

         During the year ended December 31, 2000, the Company issued 22,150 shares of common stock for services. The shares were valued at $5 per share, the price that which the Company was issuing shares in the offering above.

7.       Commitments and Contingencies

         Lease Commitments

         The Company leases its office under terms of an operating lease, which expires on September 30, 2002. Rent expense amounted to $18,045 and $10,950. Minimum lease commitments as of December 31, 2000 are as follows:

                                Year ending
                                December 31,      Amount
                                ------------    ----------
                                    2001          17,340
                                    2002          13,005

         Recording Agreements

         The Company has entered into an Exclusive Recording Artist Agreement with three artists. These agreements provide that the Company will advance the recording costs of music albums and, in some instances, will make advances in excess of recording costs. Advances are recoupable against royalties owed to artists. Royalties generally vary between 16 percent and 22 percent of wholesale prices received from the sale of music products. The contracts provide the Company the option of extending the term of the agreements. Management of the Company is currently evaluating its options under the agreements.

         Concentration of Credit Risk

         The Company invests its cash and certificates of deposit primarily in deposits with major banks. Certain deposits, at times, are in excess of federally insured limits. The Company has not incurred losses related to its cash.

                          PARALLAX ENTERTAINMENT, INC.
                          Notes to Financial Statements


7.       Commitments and Contingencies (Continued)

         Fair Value of Financial Instruments

         The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

         The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of notes payable approximates carrying value based on their effective interest rates compared to current market rates.